

Mail Stop 3720

October 14, 2010

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re:** **ITT Educational Services, Inc.**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed April 22, 2010**
>
> **File No. 1-13144**

Dear Mr. Fitzpatrick :

We have completed our review of your Form 10-Q and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director